[Letterhead of Simpson Thacher & Bartlett LLP]

October 3, 2005

VIA FACSIMILE AND EDGAR

Re:	MasterCard Incorporated
Preliminary Proxy Statement on Schedule 14A
File No. 0-50250

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated, we are providing the following response to your comment letter, dated September 26, 2005, regarding the above-referenced preliminary Proxy Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below.

1. We note that approval of the Second Amended and Restated Certificate of Incorporation (Proposal 1) would result in an automatic reclassification of your currently outstanding shares of class A redeemable preferred stock into shares of Class B Common Stock and Class M Common Stock. Please tell us the exemption or exemptions from registration upon which you intend to rely for issuance of the Class B Common Stock and Class M Common Stock, and provide us with facts which tend to support your use of such exemption or exemptions.

We advise the Staff that MasterCard Incorporated intends to effect the reclassification without registration under the Securities Act of 1933 pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

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Background

MasterCard Incorporated is a Delaware stock corporation that was incorporated in May 2001. MasterCard Incorporated and its subsidiaries – including its principal operating subsidiary, MasterCard International Incorporated, a Delaware nonstock corporation – manage a family of payment card brands and provide the financial institutions that are MasterCard’s customers with information and transaction processing services and establish and enforce rules and standards surrounding the use of its payment card system by MasterCard’s customers and by merchants.

MasterCard Incorporated currently has one class of capital stock outstanding – class A redeemable common stock – all of the 100,000,348 outstanding shares of which are held by the approximately 1,500 financial institution-customers of MasterCard. For a variety of reasons described more fully beginning on page 6 of the preliminary Proxy Statement under the caption “Background and Reasons for the Proposals,” MasterCard Incorporated has approved plans for a new governance and ownership structure for MasterCard that will, among other things, remove the general voting power in MasterCard Incorporated from the existing holders of the class A redeemable common stock.

The Proposed Reclassification

As the Staff notes in its comment, if the certificate of incorporation of MasterCard Incorporated is amended and restated as proposed in the preliminary Proxy Statement, each of the outstanding shares of its class A redeemable common stock would be automatically reclassified so that each of MasterCard Incorporated’s existing stockholders would receive 1.35 shares of newly-authorized Class B common stock of MasterCard Incorporated for each share of class A redeemable common stock that they held prior to the reclassification and a single share of newly-authorized Class M common stock of MasterCard Incorporated. The amended and restated certificate of incorporation of MasterCard Incorporated would also authorize the issuance of Class A common stock, which MasterCard Incorporated proposes to offer to public investors in an initial public offering. While the Class B common stock will have the same rights to dividends or to receive distributions upon a liquidation of MasterCard Incorporated as the Class A common

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stock, the Class B common stock will, unlike the Class A common stock, be non-voting. Under the terms of MasterCard Incorporated’s certificate of incorporation as it is proposed to be amended and restated, the Class A common stock would generally not be permitted to be held by MasterCard’s customers and, conversely, the Class B common stock would generally not be permitted to be held by anyone other than these customers. Subject to certain conditions, holders of the Class B common stock would, commencing on the fourth anniversary of the consummation of the proposed initial public offering of the Class A common stock, be able to convert shares of Class B common stock into shares of Class A common stock on a one-for-one basis in connection with a transfer of these shares to a permitted owner. The Class M common stock, shares of which would be retired in the event they ceased to be held by a MasterCard customer, will have no economic rights but will have the right to elect up to three directors of MasterCard Incorporated and to approve specified significant corporate transactions.

Because the proposed reclassification of the class A redeemable common stock of MasterCard Incorporated is being submitted for the vote of MasterCard Incorporated’s existing stockholders, it may under Rule 145(a)(1) promulgated under the Securities Act be deemed to involve an “offer” or “sale” of the newly-authorized Class B common stock and Class M common stock by MasterCard Incorporated to its existing stockholders.

Section 3(a)(9) of the Securities Act

As discussed below, we believe that any offer or sale of the newly-authorized Class B common stock and Class M common stock of MasterCard Incorporated deemed to be involved in the proposed reclassification of the outstanding class A redeemable common stock of MasterCard Incorporated is exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Section 3(a)(9) of the Securities Act provides an exemption from registration for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The elements of an exempt exchange under Section 3(a)(9) may

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therefore be summarized as follows: (1) there is an identity of the issuer of the securities surrendered with the issuer of the securities received by exchanging security holders; (2) the security holders do not part with anything of value other than the outstanding securities; (3) the exchange is with existing security holders only; and (4) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange.

Identity of Issuer

There is a complete identity between the issuer of the class A redeemable common stock to be surrendered in the proposed reclassification and the issuer of the Class B common Stock and Class M common stock to be received by the exchanging holders.

MasterCard Incorporated, a Delaware corporation, is or will be the issuer of all three classes of securities involved in the reclassification. MasterCard Incorporated will continue its legal existence through the proposed reclassification and there will be no change in its legal form.

Security Holders Exchange Only Outstanding Securities

The existing stockholders of MasterCard Incorporated will not pay any consideration or part with anything of value other than their shares of Class A redeemable common stock of MasterCard Incorporated in connection with the proposed reclassification.

The outstanding shares of class A redeemable common stock are the only consideration or thing of value relinquished by the existing stockholders of MasterCard Incorporated in connection with the proposed issuance by MasterCard Incorporated of its Class B common stock and Class M common stock to these holders.

Exchange Only With Existing Security Holders

In effecting the proposed reclassification, MasterCard Incorporated will deal exclusively with its existing stockholders.

Only a holder of class A redeemable common stock of MasterCard Incorporated (an equity security registered under Section 12(g) of the Securities Exchange Act of 1934) will be able to receive Class B common stock or Class M common stock of MasterCard Incorporated in the proposed reclassification.

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No Remuneration or Commission for Soliciting the Exchange

No commission or other remuneration will be paid or given directly or indirectly for soliciting approval of the proposed amendment and restatement of the certificate of incorporation of MasterCard Incorporated or any of the other proposals to be acted upon at the special meeting.

Although MasterCard’s directors, officers and employees may solicit stockholders to support the proposals to be acted upon at the special meeting at which the proposals set forth in the preliminary Proxy Statement will be considered, these individuals will receive no special or additional compensation for this activity and will continue to attend to their significant regular duties. None of these individuals has been appointed or hired for the purpose soliciting proxies.1

In addition, in connection with the preliminary Proxy Statement and the special meeting, MasterCard Incorporated intends to retain Georgeson Shareholder Communications Inc. as information agent on a flat fee plus expenses basis to perform the following limited services:

[1]	See Paine Webber Retail Property Investments, Inc., SEC No-Action Letter 1993 WL 261437 (July 9, 1993) (employees of the company who solicit proxies in connection with the proposed transaction will not receive any direct or indirect commission or other remuneration for such solicitation); C.I.T. Financial Corporation, SEC No-Action Letter 1975 WL 11270 (August 21, 1975) (officers and employees authorized to comment on the exchange but receive no commission or other remuneration other than their regular salaries for their service); URS Corporation, SEC No-Action Letter 1975 WL 11259 (April 8, 1975) (officers and employees of the company or its subsidiaries may solicit the exchange through telephone calls or personal visits; all such persons will be regular, full time personnel who have significant responsibilities other than the solicitation of the exchange and who have not been hired for or just prior to the exchange offer); and Chris-Craft Industries Incorporated, SEC No-Action Letter 1972 WL 7393 (September 9, 1972) (officers and directors of the company, in addition to their regular duties, authorized to comment on the merits of the exchange but will receive no commission or other remuneration other than their regular salaries for this service).

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•	reviewing the proxy materials;

•	printing of proxy cards and envelopes;

•	distributing the proxy materials to stockholders;

•	notifying stockholders of the details of the proposals, which communications will be limited to (i) confirming that stockholders have received the proxy materials and understand the mechanics of the proposals, and answering questions relative thereto, (ii) confirming the accuracy of the addresses of the stockholders, (iii) ascertaining what action stockholders plan to take and communicating this information to MasterCard Incorporated and (iv) reminding stockholders of relevant deadlines;

•	tabulation services; and

•	inspector of elections services.

The information agent will not make any recommendations regarding the proposals, nor engage in any communications of selective facts about the proposals or other substantive communications that effectively would be such a recommendation. If a stockholder asks for advice, the information agent will respond that the stockholder should obtain such advice from such stockholder’s own advisors or should contact appropriate employees of MasterCard. As noted above, the information agent will be paid a customary flat fee for its services, which will not be dependent upon the approval of the proposals or the number of proxies obtained, and will be reimbursed for reasonable out-of-pocket expenses.2

[2]	See Exxon Mobil Corporation, SEC No-Action Letter 2002 WL 1438789 (June 28, 2002) (exchange agent and information agent were to be paid customary fees not dependent on consummation of the exchange offer or the number of securities tendered and were to be reimbursed for out-of-pocket expenses; also would not make any recommendations regarding the exchange offer); Time Incorporated, SEC No-Action Letter 1979 WL 13625 (March 19, 1979) (D.F. King compensated on a flat fee basis plus out-of-pocket disbursements, which will not be contingent upon either the number of affirmative proxies granted or the outcome of any proposal; and D.F. King will not make any recommendation regarding how certain stockholders should vote on any question presented in the proxy material). See also Valhi, Inc., SEC No-Action Letter 1976 WL 12588 (September 15, 1976); The Carter Organization, Incorporated, SEC No-Action Letter 1975 WL 11258 (March 5, 1975); Dominion Mortgage & Realty Trust, 1975 SEC No-Act. LEXIS 2171 (October 29, 1975); Skinner & Co., SEC No-Action Letter 1974 WL 9995 (October 11, 1974); and Georgeson & Co., SEC No-Action Letter 1973 WL 8137 (May 10, 1973).

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Conclusion

As discussed above, we believe that any offer or sale of the newly-authorized Class B common stock and Class M common stock of MasterCard Incorporated deemed to be involved in the proposed reclassification of the outstanding class A redeemable common stock of MasterCard Incorporated is exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

***************

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Elaine Wolff, Esq.

MasterCard Incorporated

Noah J. Hanft, Esq.

Timothy H. Murphy, Esq.